FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of June 2008.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Announces New Board Members

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2008
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on June 24, 2008, in Kyoto, Japan

Nidec Announces New Board Members

Nidec Corporation (NYSE: NJ) today announced that, at its Annual General Meeting of Shareholders held on June 24, 2008, the shareholders elected the following 9 directors to its board:

Board of Directors (effective June 24, 2008)

Name	New Position	Current Position
Shigenobu Nagamori	Unchanged	Representative Director, President, CEO
Hiroshi Kobe	Representative Director, Executive Vice President, COO	Representative Director, Vice President, COO
Yasunobu Toriyama	Executive Vice President, CFO, Member of the Board	Director, Vice President, CFO
Kenji Sawamura	Executive Vice President, Member of the Board	Director, Vice President
Juntaro Fujii	Executive Vice President, Member of the Board	Director, Vice President
Yasuo Hamaguchi	First Senior Vice President, Member of the Board	Senior Managing Director
Tadaaki Hamada	Senior Vice President, Member of the Board	Managing Director
Tetsuo Inoue	Vice President, Member of the Board	Director
Masuo Yoshimatsu	Vice President, Member of the Board	Executive Consultant

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